Exhibit 9

First Amendment to Assignment Agreement

This First Amendment to the Assignment Agreement (the “Amendment”) is made and entered into on July 25, 2023 by and between:

(i)	Smart Repair Pro Inc, with its principal place of business at Hanechoshet 3, Tel Aviv (“Assignor”);

(ii)	Jeffs’ Brands Ltd., with its principal place of business at Mezada 7, Bnei Brak (“Assignee”).

Acknowledged by Julia Gerasimova and Vick Hakmon (together, the “Lender”), as party under the Loan Agreements.

Each of the aforementioned may be referred to herein as a “Party” and together as the “Parties”.

WHEREAS, the Parties have signed and entered into that certain Assignment Agreement dated May 3, 2022 and attached hereto as Exhibit A (the “Agreement”); and

WHEREAS, the Parties wish to correct several author mistakes made in the Agreement effective as of the date of the Agreement.

Now therefore the parties hereto have agreed as follows:

The Amendment

1.	Through the entire agreement the word “Borrower” will be replaced by the word “Lender”.

2.	Sub-Article 2.1 of the main body of the Agreement shall be deleted in its entirety and replaced by the following:

“2.1 In connection with the assignment of the Assigned Rights, upon the effectiveness of the assignment prescribed in Section 1.1 above, the Lender shall be issued with (i) such amount of ordinary shares of the Assignee, equal to all outstanding principal amount specified under the Loan Agreement, divided by a price per share calculated based on a pre-money company valuation of US$10,000,000, on an issued and outstanding basis immediately prior to the IPO (as such term is defined below), and (ii) all outstanding interest amounts, as defined under the Loan Agreement, shall be paid by the Assignee to the Lender and (iii) all amounts stated in Sub-Article 2.1 (i) and (ii) as debt between the Assignor and Assignee shall be converted into and paid in capital of the Assignor.”

Miscellaneous

3.	Each party hereby acknowledges that it is and shall be responsible for payment of all its respective tax implications, duties, compulsory payments and any fees resulting from or relating to this Amendment imposed upon it by law, if any.

4.	Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Amendment and the intentions of the parties as reflected thereby.

5.	If any provision of this Amendment is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, the parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible. The invalidity, inoperability or unenforceability of any term of the Amendment will not adversely affect the validity, operability or enforceability of the remaining terms.

6.	Any provision of this Amendment may be amended, waived or modified only upon the written consent of both Parties.

7.	Each Party shall bear its own fees and expenses in connection with this Amendment.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives as of the date first mentioned above.

Assignor		Assignee

Smart Repair Pro Inc.		Jeffs’ Brands Ltd

By:	/s/ Ronen Zalayet	By:	/s/ Oz Adler
Name:	Ronen Zalayet	Name:	Oz Adler
Title:	Director	Title:	Chairman of the Board

Acknowledged by:
Lender

Julia Gerasimova and Vick Hakmon

/s/ Julia Gerasimova /s/ Vick Hakmon

[Signature Page to Amendment to Assignment Agreement, Vick Hakmon]